Exhibit 99.1

Allot Announces Second Quarter 2025 Financial Results

Exceptionally strong 73% year-over-year growth in SECaaS ARR; raising full year guidance

Hod Hasharon, Israel – August 14, 2025 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the second quarter 2025.

Financial Highlights for the Second Quarter of 2025

•	Revenues of $24.1 million, up 9% year over year with SECaaS representing 27% of overall revenue;

•	June 2025 SECaaS ARR* of $25.2 million, up 73% year-over-year;

•	GAAP operating loss of $0.4 million versus $3.4 million operating loss last year;

•	Non-GAAP operating profit of $1.2 million versus an operating loss of $1.0 million in Q2 2024;

•	Strong positive operating cash flow of $4.4 million, compared to $1.2 million in Q2 2024;

Management Comment

Eyal Harari, CEO of Allot, commented, “We are very pleased with our strong Q2 financial results, which benefitted from exceptional SECaaS performance. SECaaS ARR was up 73% year-over-year, and SECaaS revenue exceeded 25% of our overall revenue. This strong SECaaS performance drove our overall company revenue growth to 9% year-over-year and supported our improvement in profitability. ”

Continued Mr. Harari, “Our recent agreements illustrate the growing traction of our cyber-security offering. Verizon Business’s new mobile offering, which includes our SECaaS service, is gaining significant traction among end-customers and is already contributing meaningfully to our strong SECaaS revenue growth.

“As we announced in July, we won a landmark deal valued in the tens of millions of dollars with a tier-1 EMEA telecom operator. The multi-year agreement is one of Allot’s largest ever customer wins to-date and is particularly strategic as it demonstrates the value of our unique technological advantages and core expertise for major telco players in two key areas: cyber security and network intelligence.”

Concluded Mr. Harari, “In light of our accelerated SECaaS growth, improved visibility, and high level of backlog, we are introducing full year 2025 revenue guidance of $98-102 million, positioning us for a year of profitable growth. Furthermore, we are increasing our 2025 SECaaS ARR year-over-year growth expectations to a range of 55-60%.”

Second Quarter 2025 Financial Results Summary

Total revenues for the second quarter of 2025 were $24.1 million, a 9% increase year-over-year compared with $22.2 million in the second quarter of 2024.

Gross profit on a GAAP basis for the second quarter of 2025 was $17.3 million (gross margin of 72.1%), a 14% increase compared with $15.2 million (gross margin of 68.5%) in the second quarter of 2024.

Gross profit on a non-GAAP basis for the second quarter of 2025 was $17.6 million (gross margin of 73.4%), an 13% increase compared with $15.7 million (gross margin of 70.6%) in the second quarter of 2024.

Operating loss on a GAAP basis for the second quarter of 2025 was $0.4 million, compared with an operating loss of $3.4 million in the second quarter of 2024.

Operating income on a non-GAAP basis for the second quarter of 2025 was $1.2 million, compared with an operating loss of $1.0 million in the second quarter of 2024.

Net loss on a GAAP basis for the second quarter of 2025 was $1.7 million, or $0.04 per share, an improvement compared to the net loss of $3.4 million, or $0.09 per share, in the second quarter of 2024.

Net income on a non-GAAP basis for the second quarter of 2025 was $1.5 million, or $0.03 profit per diluted share, compared to the non-GAAP net loss of $0.8 million, or $0.02 loss per basic share, in the second quarter of 2024.

Operating cash flow generated in the quarter was $4.4 million.

Net cash and cash equivalents, bank deposits, restricted deposits and investments as of June 30, 2025, totaled $72 million, an increase of $13 million versus $59 million cash and cash equivalents, bank deposits, restricted deposits and investment as of December 31, 2024. As of June 30, 2025, the company has no debt.

During the quarter, Allot closed a public offering of $46 million, out of which $40 million in gross proceeds were received during the second quarter and an additional $6 million in gross proceeds were received following the close of the quarter. The Company used the net proceeds to repay $31.4 million in convertible debt and the balance for general corporate purposes.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its second quarter 2025 earnings results today, August 14, 2025 at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, which is calculated based on estimated revenues for the month of June 2025 and multiplied by 12.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$24,051	$22,164	$47,201	$44,054
Cost of revenues	6,721	6,989	13,823	13,781
Gross profit	17,330	15,175	33,378	30,273

Operating expenses:
Research and development costs, net	7,261	7,326	13,252	14,475
Sales and marketing	7,261	7,911	14,599	15,701
General and administrative	3,215	3,304	6,643	6,206
Total operating expenses	17,737	18,541	34,494	36,382
Operating loss	(407)	(3,366)	(1,116)	(6,109)
Loss from extinguishment	(1,410)	-	(1,410)	-
Other income	100	-	100	-
Financial income, net	359	489	1,033	1,029
Loss before income tax expenses	(1,358)	(2,877)	(1,393)	(5,080)

Income tax expenses	332	479	628	786
Net loss	$(1,690)	$(3,356)	$(2,021)	$(5,866)

Basic net loss per share	$(0.04)	$(0.09)	$(0.05)	$(0.16)

Diluted net loss per share	$(0.04)	$(0.09)	$(0.05)	$(0.16)

Weighted average number of shares used in computing basic net loss per share	40,140,875	38,712,407	39,944,413	38,562,065

Weighted average number of shares used in computing diluted net loss per share	40,140,875	38,712,407	39,944,413	38,562,065

TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$6,721	$6,989	$13,823	$13,781
Share-based compensation (1)	(160)	(324)	(254)	(478)
Amortization of intangible assets (2)	(152)	(152)	(305)	(304)
Non-GAAP cost of revenues	$6,409	$6,513	$13,264	$12,999

GAAP gross profit	$17,330	$15,175	$33,378	$30,273
Gross profit adjustments	312	476	559	782
Non-GAAP gross profit	$17,642	$15,651	$33,937	$31,055

GAAP operating expenses	$17,737	$18,541	$34,494	$36,382
Share-based compensation (1)	(1,289)	(1,863)	(2,176)	(3,069)
Non-GAAP operating expenses	$16,448	$16,678	$32,318	$33,313

GAAP Loss from extinguishment	$(1,410)	$-	$(1,410)	$-
Loss from extinguishment	1,410	-	1,410	-
Non-GAAP Loss from extinguishment	$-	$-	$-	$-

GAAP financial and other income	$359	$489	$1,033	$1,029
Exchange rate differences*	104	110	43	204
Non-GAAP Financial and other income	$463	$599	$1,076	$1,233

GAAP taxes on income	$332	$479	$628	$786
Changes in tax related items	(25)	(133)	(70)	(177)
Non-GAAP taxes on income	$307	$346	$558	$609

GAAP Net profit (Loss)	$(1,690)	$(3,356)	$(2,021)	$(5,866)
Share-based compensation (1)	1,449	2,187	2,430	3,547
Amortization of intangible assets (2)	152	152	305	304
Loss from extinguishment	1,410	-	1,410	-
Exchange rate differences*	104	110	43	204
Changes in tax related items	25	133	70	177
Non-GAAP Net income (loss)	$1,450	$(774)	$2,237	$(1,634)

GAAP Loss per share (diluted)	$(0.04)	$(0.09)	$(0.05)	$(0.16)
Share-based compensation	0.03	0.06	0.06	0.10
Amortization of intangible assets	0.01	0.01	0.01	0.01
Loss from extinguishment	0.03	-	0.03	-
Non-GAAP Net income (Loss) per share (diluted)	$0.03	$(0.02)	$0.05	$(0.05)

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	40,140,875	38,712,407	39,944,413	38,562,065

Weighted average number of shares used in computing non-GAAP diluted net income (loss) per share	43,794,580	38,712,407	43,750,663	38,562,065

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$160	$324	$254	$478
Research and development costs, net	380	787	622	1,285
Sales and marketing	466	792	771	1,235
General and administrative	443	284	783	549
	$1,449	$2,187	$2,430	$3,547

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$305	$304
Sales and marketing	$152	$152	$305	$304

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,943	$16,142
Restricted deposit	501	904
Short-term bank deposits	11,050	15,250
Available-for-sale marketable securities	11,518	26,470
Trade receivables, net (net of allowance for credit losses of $22,392 and $25,306 on June 30, 2025 and December 31, 2024 , respectively)	20,135	16,482
Other receivables and prepaid expenses	8,641	6,317
Inventories	8,505	8,611
Total current assets	87,293	90,176

NON-CURRENT ASSETS:
Severance pay fund	$243	$464
Restricted deposit	329	279
Available-for-sale marketable securities	21,672	-
Operating lease right-of-use assets	6,091	6,741
Other assets	552	2,151
Property and equipment, net	6,039	7,692
Intangible assets, net	-	305
Goodwill	31,833	31,833
Total non-current assets	66,759	49,465

Total assets	$154,052	$139,641

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$924	$946
Employees and payroll accruals	8,780	8,208
Deferred revenues	20,647	17,054
Short-term operating lease liabilities	484	562
Other payables and accrued expenses	10,996	9,200
Total current liabilities	41,831	35,970

LONG-TERM LIABILITIES:
Deferred revenues	6,079	7,136
Long-term operating lease liabilities	5,611	5,807
Accrued severance pay	814	946
Convertible debt	-	39,973
Total long-term liabilities	12,504	53,862

SHAREHOLDERS' EQUITY	99,717	49,809

Total liabilities and shareholders' equity	$154,052	$139,641

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net loss	$(1,690)	$(3,356)	$(2,021)	$(5,866)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	1,073	1,359	2,419	2,776
Share-based compensation	1,449	2,187	2,430	3,547
Capital loss	-	-	255	-
Loss from extinguishment	1,410	-	1,410	-
Other income	(100)	-	(100)	-
Changes in operating assets and liabilities:
Decrease (Increase) in accrued severance pay, net	93	(107)	89	(165)
Decrease in other assets, other receivables and prepaid expenses	196	955	1,619	1,672
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	(521)	(405)	(862)	(777)
Decrease in operating leases liability	(60)	(159)	(203)	(618)
Decrease in operating lease right-of-use asset	275	622	579	1,174
Increase in trade receivables	(901)	(2,789)	(3,653)	(2,980)
Decrease (Increase) in inventories	(312)	2,101	106	2,268
Increase (Decrease) in trade payables	(97)	278	(22)	16
Increase (Decrease) in employees and payroll accruals	2,785	(649)	573	(4,135)
Increase in deferred revenues	273	595	2,536	1,965
Increase (Decrease) in other payables and accrued expenses	511	542	914	(12)
Net cash provided by (used in) operating activities	4,384	1,174	6,069	(1,135)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	50	(1)	353	703
Investment in short-term bank deposits	(7,050)	(3,800)	(15,750)	(3,800)
Withdrawal of short-term bank deposits	12,700	-	19,950	10,000
Purchase of property and equipment	(408)	(957)	(689)	(1,386)
Investment in marketable securities	(26,458)	(10,477)	(55,434)	(34,752)
Proceeds from redemption or sale of marketable securities	27,283	7,225	49,683	32,060
Proceeds from sale of patent	100	-	100	-
Net cash provided by (used in) investing activities	6,217	(8,010)	(1,787)	2,825

Cash flows from financing activities:

Issuance of share capital	37,691	-	37,691	-
Proceeds from exercise of stock options	-	1	238	1
Redemption of convertible debt	(31,410)	-	(31,410)	-
Net cash provided by financing activities	6,281	1	6,519	1

Increase (Decrease) in cash and cash equivalents	16,882	(6,835)	10,801	1,691
Cash, cash equivalents at the beginning of the period	10,061	22,718	16,142	14,192

Cash, cash equivalents at the end of the period	$26,943	$15,883	$26,943	$15,883

Non-cash activities:
ROU asset and lease liability decrease, due to lease termination	-	-	(71)	-
Redemption of convertible debt	(10,000)	-	(10,000)	-

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q2-25		FY 2024		FY 2023
Revenues geographic breakdown
Americas	4.2	17%	14.2	15%	16.6	18%
EMEA	15.8	66%	54.0	59%	56.1	60%
Asia Pacific	4.1	17%	24.0	26%	20.5	22%
	24.1	100%	92.2	100%	93.2	100%

Revenues breakdown by type
Products	7.6	31%	30.1	33%	37.6	40%
Professional Services	1.6	7%	8.3	9%	6.1	7%
SECaaS (Security as a Service)	6.4	27%	16.5	18%	10.6	11%
Support & Maintenance	8.5	35%	37.3	40%	38.9	42%
	24.1	100%	92.2	100%	93.2	100%

Top 10 customers as a % of revenues	55%		43%		47%

Non-GAAP Weighted average number of basic shares (in millions)	40.1		38.9		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	43.8		42.3		40.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q2-2025:	6.4
Q1-2025:	5.1
Q4-2024:	4.8
Q3-2024:	4.7
Q2-2024:	3.7

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Jun. 2025:	25.2
Dec. 2024:	18.2
Dec. 2023:	12.7
Dec. 2022:	9.2